Writer’s Direct Dial:

(714) 773-6907

May 31, 2005

Jeanne Bennett

Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporate Finance (M/S 0306)

Washington, D.C. 20549

Re:          Beckman Coulter Savings Plan
Form 8-K for Item 4.01
Filed May 20, 2005
File No. 1-10109

Dear Ms. Bennett:

I am writing in response to your May 23, 2005 letter regarding the Form 8-K report filed by Beckman Coulter on May 20, 2005 for the change in accountants for its savings plan. A revised report has been prepared addressing both of the points raised in your letter.

The revisions to the report include the following: (1) The date of the report has been changed to April 1, 2005, the date of the earliest event reported, (2) April 1, 2005 has been inserted as the date of Deloitte’s oral notification to Beckman Coulter that it was declining to stand for re-election, (3) A revised letter from Deloitte has been attached as an exhibit pursuant to Regulation S-K, Item 304(a)(3), with references to the exhibit in the body of the report changed as appropriate, and (4) Editorial revisions requested by Deloitte to clarify the text.

Beckman Coulter acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that Beckman Coulter may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jack E. Sorokin
Jack E. Sorokin
Assistant General Counsel